EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2011	2012	2013	2014	2015
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$856	$755	$375	$213	$578
Interest and other charges, before reduction for amounts capitalized and deferred	1,008	1,001	1,016	1,073	1,132
Capitalized interest	(70)	(72)	(75)	(69)	(68)
Provision for income taxes (benefits)	566	545	195	(42)	315
Interest element of rentals charged to income (1)	150	136	96	83	78
Earnings as defined	$2,510	$2,365	$1,607	$1,258	$2,035

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$1,008	$1,001	$1,016	$1,073	$1,132
Interest element of rentals charged to income (1)	150	136	96	83	78
Fixed charges as defined	$1,158	$1,137	$1,112	$1,156	$1,210

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.17	2.08	1.45	1.09	1.68

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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